EXHIBIT 99.1

Brookfield Infrastructure Announces Intention to Redeem its Series 3 Preferred Units

BROOKFIELD, News, Nov. 26, 2025 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) today announced that it intends to redeem all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 3 (the “Series 3 Preferred Units”) (TSX: BIP.PR.B) for cash on December 31, 2025. The redemption price for each Series 3 Preferred Unit will be C$25.00. Holders of Series 3 Preferred Units of record as of November 28, 2025 will receive the previously declared final quarterly distribution of C$0.34375 per Series 3 Preferred Unit, payable on December 31, 2025.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media: John Hamlin Director Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Investor Relations: Stephen Fukuda Senior Vice President Corporate Development & Investor Relations Tel: +1 (416) 956 5129 Email: stephen.fukuda@brookfield.com